LETTER OF CONFIRMATION
Trust Company of
		Sixth Floor	Canada
April 4, 2005		530 8 Avenue SW
Calgary, Alberta
T2P 3S8
To:	Alberta Securities Commission	Telephone 1-403-267-6800	Canada
	British Columbia Securities Commission	Facsimile 1-403-267-6529	Australia
	Ontario Securities Commission	www.computershare.com	Channel Islands
	L’Autorite des marches financiers		Hong Kong
	TSX		Germany
Ireland
New Zealand
Philippines
South Africa
Dear Sirs:			United Kingdom
USA

Subject:           TransGlobe Energy Corporation (the “Corporation”)

We confirm that the following materials were sent by pre-paid mail on March 31, 2005 , to the registered holders of Common Shares of the Corporation:

1.	Annual Report
2.	Notice of The Annual Meeting of Shareholders
3.	Proxy
4.	Supplemental Mailing List Return Card
5.	Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 31, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

Robyn Hall
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	TransGlobe Energy Corporation Margaret Wardle